FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Pan American Silver Corp

(Translation of registrant's name into English)

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp

(Registrant)

By:/s/ Geoff Burns

(Signature)

Geoff Burns, President and CEO

Date: July 21, 2005

Geoff Burns, President and CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6C 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

July 21, 2005

ITEM 3.

NEWS RELEASE

A news release was issued by the Company on July 21, 2005 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Pan American Silver Corp. is pleased to announce that 14,000 meters of exploration and infill drilling conducted over the past six months at its 87% owned Morococha mine in Peru has expanded known mineralized systems and has identified several new silver-rich zones. As a result, proven and probable reserves, measured and indicated resources and inferred resources have expanded significantly.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

The Company is pleased to announce that 14,000 meters of exploration and infill drilling conducted over the past six months at its 87% owned Morococha mine in Peru has expanded known mineralized systems and has identified several new silver-rich zones. As a result, proven and probable reserves, measured and indicated resources and inferred resources have expanded significantly.

Proven and probable reserves have increased 1.2 million tonnes containing 6.4 million ounces of silver (100% basis). This increase is net of production for the first half of this year. Measured and indicated resources have increased by 1.0 million tonnes, containing an additional 6.1 million ounces of silver, and inferred resources have increased by 1.7 million tonnes at a grade of 241 g/tonne silver.

The reserve and resource increases come primarily from three newly discovered mantos as well as from the expansion of two others previously identified. All of these mantos are large mineralized ore deposits that are significantly thicker and wider than the vein systems that have been the primary producers on the property. As a result, it is expected that bulk mechanized mining in these zones will be at a much lower cost.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

Given the success of the exploration efforts to date, another 14,000 meters is scheduled to be drilled through the remainder of 2005. The Company expects this program to convert resources into proven and probable reserves and to further add to the reserve base and mine life.

The following table represents the Morococha mine (100%) reserves and resources as at June 30, 2005.

	Tonnes	Grade (g/t Ag)	Grade Zn(%)	Grade Pb(%)	Grade Cu(%)	Contained Silver (Oz.)
Proven Mineral Reserves Probable Mineral Reserves Total	2,309,110 980,437 3,289,547	201 220 207	4.19 4.00 4.13	1.52 1.37 1.48	0.41 0.74 0.51	14,922,151 6,934,787 21,892,592
Measured Mineral Resources Indicated Mineral Resources Total	1,661,942 464,343 2,126,285	159 171 162	3.10 2.84 3.04	1.42 1.31 1.40	0.28 0.30 0.28	8,495,789 2,552,853 11,074,579
Inferred Mineral Resources	9,283,418	241	3.94	1.75	0.38	71,930,932
(Mineral reserve estimates, measured and indicated resource estimates and inferred resource estimates were prepared under the supervision of or were reviewed by Michael Steinmann, P.Geo, Vice-President Geology – Operations, the Qualified Person as defined in NI 43-10. Drilling is ongoing and future results, as well as results to date, will be reviewed and compiled into a new reserve statement as of December 31, 2005.)

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

EXECUTIVE OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

General Counsel

Telephone:

(604) 687-0333

ITEM 9.

DATE OF REPORT

DATED at Vancouver, British Columbia, this 21st day of July, 2005.

“Signed”

Robert Pirooz General Counsel

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